FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒          Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

NATIONAL BANK OF GREECE

Not for release, publication or distribution in whole or in part into the Unites States, Australia, Canada, Japan or Italy. The Offered Securities to be issued in connection with the Offering have not been and will not be registered under the U.S Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of U.S persons absent registration or an applicable exemption from such registration requirements.

Athens, 14 June 2013

PRESS RELEASE

NBG successfully covers rights issue

National Bank of Greece S.A. thanks its old shareholders and new investors for participating in its share capital increase, and hereby informs investors of the following:

•                  The total percentage of the rights offering covered by private investors (under Cabinet Act 6/5-6-2013) was 10.8%.

•                  3/4 of the participation in the share capital increase was carried out by exercising preference rights.

•                  Almost 50% of the rights issue was subscribed by international investors, implying that Greece has benefited from about EUR500 million in foreign direct investment.

•                  1/3 of the increase was covered by domestic households, comprising approximately some 120,000 investors, reflecting the broad shareholder base of the Bank.

•                  2/3 of the share capital increase was covered by existing shareholders.

•                  In view of the amount raised, contingent convertible bonds (CoCos) need not be issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: June 14th, 2013

Chief Executive Officer